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Filed Pursuant to Rule 433
Registration No. 333-145980
October 2, 2007

TransCanada PipeLines Limited

Pricing Term Sheet

Issuer:	TransCanada PipeLines Limited
Security Type:	SEC Registered
Principal Amount:	$1,000,000,000
Coupon:	6.200%
Stated Maturity Date:	October 15, 2037
Issue Price:	99.565% of face amount
Yield to Maturity:	6.232%
Gross Underwriting Spread:	0.875%
Net Proceeds from the Offering Before Expenses:	$986,900,000
US Treasury Benchmark:	4.750% due February 15, 2037
US Treasury Yield:	4.782%
Spread to US Treasury:	1.450%
Trade Date:	October 2, 2007
Original Issue/Settlement Date:	October 5, 2007
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2008
Make Whole Call:	T+ 25 bps
Joint Bookrunners:	J.P. Morgan Securities Inc. HSBC Securities (USA) Inc.
Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Lazard Capital Markets LLC Mizuho Securities USA Inc. SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or HSBC Securities (USA) Inc. toll free at (866) 811-8049.

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TransCanada PipeLines Limited Pricing Term Sheet